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July 1, 2020
Via EDGAR, Email and Federal Express
Charles Eastman
Office of Manufacturing
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, North East
Washington, D.C. 20549-3561

Re: Fox Factory Holding Corp.
Form 10-K for the Fiscal Year Ended January 3, 2020
File No. 001-36040

Dear Mr. Eastman:

On behalf of Fox Factory Holding Corp. (the “Company”), set forth below is a response to the comments provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated June 18, 2020, relating to the above-captioned Annual Report on Form 10-K for the year ended January 3, 2020, filed with the Commission on March 3, 2020 (the “Form 10-K”). For your convenience, we have set forth the Staff’s comment in bold, italic typeface with each subsection lettered for ease of reference, followed by the Company’s response. References to “FOX,” “we,” “our” and “Registrant” refer to the Company. All other terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Form 10-K.
Form 10-K for the Fiscal Year Ended January 3, 2020
Notes to Consolidated Financial Statements
Note 1: Description of the Business, Basis of Presentation and Summary of Significant Accounting Policies
Segments, page 77

1.We note your disclosure that you have one single operating and reportable segment but also note your discussions of your Powered Vehicle Group, or PVG, and Specialty Sports Group, or SSG, in other sections of the filing and in your investor presentations. Further, we note from your website that each of these groups is headed by a group president. To help us better understand your conclusions on your segment determination and reporting, please address the following:

a)Explain to us the factors you considered in concluding that you continue to operate as one operating and reportable segment pursuant to ASC 280-10-50.

The Company evaluates its operations for segment reporting purposes pursuant to ASC 280-10-50, which defines an operating segment as a component of a public entity that has all of the following characteristics: (a) it engages in business activities from which it in may earn revenues and incur expenses (including revenue and expenses relating to transactions with other components of the same public entity), (b) its operating results are regularly reviewed by the public entity’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance, and (c) its discrete financial information is available.

The Company considers all of its operations to constitute one operating segment as the CODM, Michael Dennison, Chief Executive Officer (“CEO”), is provided with budgets and income statements that consolidate margins and income from operations and include a breakdown of revenue by operating group. The Board of Directors (the “BOD”), which approves the annual operating budget, is provided with information at the same level of detail as that which is reviewed by the CODM, excluding profit margin and profit by group or product line.

The discrete financial information provided to the CODM and the BOD for decision making purposes, as discussed above, is considered most relevant based on the fact that many of the functions within the Company are blended, including components of operations and engineering, as well as finance, legal, IT and human resources. For example, the Company’s recently introduced Live-valve products, engineered by FOX and considered novel in the market, are being incorporated in both Specialty Sport (“SSG”, formerly “Bike”) and Powered Vehicle (“PVG”) products and are part of a strategic, long-term emphasis on electronic suspension technologies that can be deployed across product groups. The Company notes that Michael Dennison has served as the Company’s CEO since June 2019 and, at his direction, the Company is working on additional efficiency initiatives, primarily in the procurement and supply chain functions, which reflect the CODM’s strategic focus on centralization of certain functions.

In addition to the information regularly received and reviewed by the CODM, the Company considered that financial forecasts and assumptions provided by management in investor presentations are consistently at the consolidated level and supplemented by disaggregated revenue by operating group. Furthermore, results presented to the BOD are in a format consistent with the Company’s consolidated financial reporting disclosures.

The Company also considered whether the respective PVG and SSG group presidents could be considered part of a group of individuals who perform a similar function of allocating resources and assessing performance. The group presidents are directly accountable to the CEO for the sales and operations of their respective groups, yet have limitations on their decision-making authority over costs, resources, hiring, employment matters and agreements that contribute to their group’s performance. For instance, the Company has formal authorization limits that define the authority the group presidents have, and transactions outside these authority limits require the CEO’s approval. The CEO alone also retains ultimate decision-making authority related to hiring and employee matters and information technology strategy. The CEO is the highest level of management within the Company at which overall resource allocation decisions are made and is the ultimate decision maker in this regard.

b)Discuss your assessment of whether your PVG and SSG groups represent business reporting units or operating segments, and address any aggregation you apply in reaching your one operating segment conclusion.

For the purposes of applying ASC 280-10-50, the Company concluded that PVG and SSG are not operating segments. ASC 280-10-50-1 requires that an operating segment’s “operating results are regularly reviewed by the public entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance”. As discussed in response to the Staff’s question in 1(a) above, the Company believes such criteria is not met when applied to SSG and PVG. See the Company’s response to the Staff’s question 3(a) below for a discussion of reporting units.

c)Tell us how you considered the significant differences in annual revenue grow rates between the two groups and any differences in gross margins when applying any such aggregation guidance.

As noted in response to the Staff’s questions in 1(a) and (b) above, the Company does not believe that SSG and PVG are two operating segments that are aggregated into one reportable segment. Accordingly, the aggregation criteria does not apply. In the context of goodwill analysis, please refer to the Company’s response to the Staff’s question 3(a) below for additional discussion regarding the economic characteristics of SSG and PVG.

d)Describe the level of financial information available for PVG and SSG beyond revenues, including what costs are allocated and what costs are not allocated to each group.

Financial information provided to the CODM includes budgeted and actual income statements, including a breakdown of revenue by operating group, but consolidating margins and income from operations.

Below the level of the CODM and the BOD, financial information, including gross margin and operating expenses, is available for both PVG and SSG. However, the information regarding operating expenses available for PVG and SSG does not include certain operating expenses that are not allocated. These expenses include insurance, legal, and certain information technology, finance, human resources, depreciation and amortization. The Company does not allocate these charges to PVG and SSG on the basis that the net income or EBITDA by group is not used in compensation decisions (see also the Company’s response to the Staff comment 2(e) below for additional discussion) or other performance measurements and does not reflect the CEO’s strategic focus on centralization of certain functions. Furthermore, the Company believes such allocation would be arbitrary due to the blended nature of these functions.

2.In addition, please also address the following:

a)Provide us with an organizational chart of your senior management team that shows your CEO and each of his direct reports along with a brief description of their primary areas of responsibilities.

See Appendix 1 to the attached letter, which sets forth the Company’s organization chart reflecting the Company’s senior management team, which includes the CEO and each of his direct reports, along with brief description of their primarily areas of responsibility.

b)Tell us how often the CODM meets with his direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings.

The CEO (who as referenced above serves as the Company’s CODM) holds a bi-weekly executive staff meeting with his direct reports as shown in Appendix 1, as well as the Executive Vice President SSG, as an optional attendee. The meeting is a roundtable format in which each direct report provides an update on his or her respective areas and key project status, including human resources, information technology, legal, financial, PVG group, and SSG group. When monthly financial results are discussed, the Interim Chief Financial Officer presents a consolidated income statement summary, including GAAP as well as certain non-GAAP metrics consistent with those disclosed in the Company’s earnings releases. Revenues may be disaggregated to show PVG and SSG. Cash flow and balance sheet metrics, when presented, are presented at the consolidated level. The updates provided by the PVG and SSG presidents primarily focus on sales and initiatives to further scale the business, for instance the status of the Company’s ongoing construction of a manufacturing facility in Georgia. The measures used to evaluate the performance of the group presidents are also communicated to the CEO through weekly dashboard reports for SSG and PVG. These reports include numerous key performance indicators, including sales, backlog, accounts receivable and payment metrics, on-time delivery, units produced, inventory, and freight and scrap expense. Gross profit and total operating expenses are not included. The types of data included in these reports reflect the CEO’s focus on monitoring the Company’s ability to scale its operations and meet customer demand, rather than a focus on group profitability.

On a quarterly basis, in coordination with the preparation of materials provided to the BOD, a more fulsome set of financial statement information is provided to the CEO, which includes a GAAP and non-GAAP consolidated income statement, consolidated balance sheet summary and ratio analysis, consolidated gross margin and cost of sales trends, capital expenditures, and consolidated cash flow summary. Additionally, revenues by product line (which further disaggregates PVG and SSG into more granular product lines) are also included.

c)Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.

The preparation of the Company’s annual operating budget originates at the site/plant level. Preliminary budgets are aggregated and reviewed by group management, including PVG and SSG presidents. The CODM is provided with consolidated income statement data, as well as revenues for each of PVG and SSG. Based upon the CODM review of the budget, as a whole, adjustments will be made to align the consolidated budget with the CODM’s goals and objectives. These adjustments are then discussed and assigned among the CODM’s direct reports, as appropriate. Changes to the budget are processed and, depending upon the magnitude of the changes, presented again to the CODM. After one or more iterations of this process, the CODM approves the annual operating budget. The annual operating budget is then presented to the BOD for final approval.

d)Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to- actual variances.

Communications with the CODM regarding financial results and budget-to-actual variances take place primarily in executive staff meetings as discussed in response to the Staff’s question 2(b) set forth above. The Interim Chief Financial Officer presents budget-to-actual analysis for the income statement at the same level of detail as the format presented in external filings, as well as disaggregated revenues for PVG and SSG.

e)Explain to us the components of the Group Target Adjusted EBITDA discussed on page 44 of your proxy that is used in determining the compensation of the presidents of PVG and SSG.

The Company’s most recent definitive proxy statement, filed on March 25, 2020 (the “Proxy Statement”), includes a summary of the Company’s employment agreements with the SSG and PVG presidents, noting that these agreements include an incentive compensation arrangement based on Group Target Adjusted EBITDA. However, as discussed on page 44 of the Proxy Statement, Group Target Adjusted EBITDA was not used by the Compensation Committee of the BOD in determining incentive compensation. Rather, the Group Performance Bonus (as defined in the Proxy Statement) was calculated using the Company adjusted EBITDA on a consolidated basis, as the Compensation Committee of the BOD, in consultation with the Company’s Chief Human Resources Officer and CEO, believed that the significance and complexities surrounding allocation of shared costs as well as the CEO’s strategic focus on centralization of certain functions justified such a method for calculating the incentive compensation for the presidents of PVG and SSG. The Company also notes that, while the fiscal year 2020 incentive compensation targets have not yet been formally approved by the Compensation Committee due to the evolving nature of the COVID-19 impact on the business, the Company’s draft proposals exclude a Group Target Adjusted EBITDA metric.

3.Describe to us the reporting units used to assess impairment of goodwill in your latest impairment tests. Tell us how you considered PVG and SSG in reaching that conclusion. Please refer to ASC 350-20-35-33 through 38.

The Company believes that each of SSG and PVG are potential reporting units because their discrete financial information (excluding certain costs that are not allocated as discussed in response to the Staff’s question in 1(d) above) is reviewed at a management level just below the CODM for purposes of monitoring the business. The discrete financial information used by the group presidents to monitor performance is not used by the CODM or the BOD for decision making purposes because of the blended technologies and functions within the Company as previously discussed.

Managers of other operations within the two groups, such as the Company’s acquired subsidiaries, report to the group presidents, rather than the CODM. Accordingly, such managers are not considered segment management, as defined in ASC 350-20-55-5. The group presidents are the segment management and are accountable for the SSG and PVG units as a whole.

After concluding that the Company has only two potential reporting units, the Company considered whether, based upon the similar economic characteristics of the PVG and SSG, the groups should be aggregated into one reporting unit for purposes of assessing goodwill impairment, as permitted by ASC 350-20-35-35.

The Company considered that the guidance described in ASC 280-10-50-11 includes a broad list of factors emphasizing the evaluation of whether two components have similar economic characteristics is a matter of judgment. The Company considered that growth rates and long-term average gross margins are an indicator of the economic similarity that might be evaluated. However, given that ASC 350-20-55-6 provides that the assessment should be more qualitative than quantitative, the Company deemphasizes such measures. As discussed in ASC 350-20-55-7, the Financial Accounting Standards Board (“FASB”) did not intend for every factor in ASC 280-10-50-11 to be satisfied in order for two components to be economically similar. In addition, the FASB did not intend that the determination of whether two components are economically similar be limited to consideration of the factors described in ASC 280-10-50-11.

From a qualitative perspective, all of the Company’s products are broadly defined as contributing to ride dynamics, and are marketed to high-end professional and enthusiast end users. The Company does not provide any services of significance. The production processes for the products are similar, involving machining of metal or carbon materials or integration of such products into other end products. The FOX brand name is the dominant brand name used in both SSG and PVG. Both SSG and PVG sell to a combination of original equipment manufacturers (“OEMs”) and aftermarket customers, utilizing similar engineering, sales and marketing strategies, and are distributed through physical delivery to OEMs, as well as distributor and dealer networks. Specifically, the Company markets its brands across broad categories of products through sponsorship of professional athletes and events. The Company generally makes product introductions through the aftermarket channel, which drives OEMs of performance powered and non-powered vehicles to incorporate the Company’s products, often on a co-branded basis, through subsequent model year design-in processes. Both SSG and PVG are subject to similar regulations regarding manufacturing activities.

Based on the Company’s qualitative assessment, as described above, the Company determined that the components are properly aggregated into one reporting unit for purposes of assessing impairment.

We hope that you will find the Company’s response to the comment of the Commission’s Staff satisfactory. If further information regarding any aspect of this response letter is required, please contact the Company, attention: Interim CFO, John Blocher, at (831) 740-4676, or the undersigned at (678) 272-3228.
Sincerely,
/s/ Alison N. LaBruyere
Alison N. LaBruyere
of Squire Patton Boggs (US) LLP

(Attachment)

cc:  John Blocher, Fox Factory Holding Corp.
        Michael Dennison, Fox Factory Holding Corp.
        Martin James, Securities and Exchange Commission

Appendix 1: Senior Management Organizational Chart